

07008733

SECU… …ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL RECEIVED PROCESSING
DEC 2 8 2007

SEC FILE NUMBER
8- 46821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2006 (MM/DD/YY) AND ENDING October 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montrose Securities International

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Montgomery Street, Suite 3050
(No and Street)

San Francisco, (City) California (State) 94104-4804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Y. Leung (415) 399-9955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Y. Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of
County of
Subscribed and sworn (or affirmed) to
before me this ___ day of 12.4.07

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of San Francisco
Subscribed and sworn to (or affirmed)
Before me on this 4 day of Dec, 2007, by Philip Y. Leung
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

(Seal)


PAMELA KAHN
COMM #1679780
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Aug 3, 2010

Montrose Securities International

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended October 31, 2007

Independent Auditor's Report

Board of Directors
Montrose Securities International:

We have audited the accompanying statement of financial condition of Montrose Securities International (the Company) as of October 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montrose Securities International as of October 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 28, 2007

Montrose Securities International
Statement of Financial Condition
October 31, 2007

Assets

Cash	$ 513,385
Cash in reserve	138,978
Receivable from brokers, dealers, and clearing organizations	227,368
Furniture & equipment, net	2,207
Deposits	5,035
Prepaid income taxes	495
Total assets	$ 887,468

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 304,667
Pension payable	218,369
Income tax payable	490
Total liabilities	523,526
Stockholder's equity	
Common stock, no par value; 100,000 shares authorized, 1,000 shares issued and outstanding	30,000
Retained earnings	333,942
Total stockholder's equity	363,942
Total liabilities and stockholder's equity	$ 887,468

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Income
For the Year Ended October 31, 2007

Commissions income	$ 5,146,223
Commission expenses	2,093,360
Net commissions	3,052,863
Operating expenses	
Employee compensation and benefits	2,359,264
Communications	11,717
Occupancy and equipment rental	68,701
Taxes, other than income taxes	75,588
Other operating expenses	550,983
Total operating expenses	3,066,253
Income (loss) from operations	(13,390)
Interest income	31,633
Net income (loss) before income tax provision	18,243
Income tax provision	7,265
Net income (loss)	$ 10,978

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2007

	Common Stock	Retained Earnings	Total
Balance at October 31, 2006	$ 30,000	$ 322,964	$ 352,964
Net income (loss)	–	10,978	10,978
Balance at October 31, 2007	$ 30,000	$ 333,942	$ 363,942

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Cash Flows
For the Year Ended October 31, 2007

Cash flows from operating activities:

Net income (loss)		$ 10,978
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deprecation	$ 839	
(Increase) decrease in:		
Cash in reserve	(52,417)	
Receivable from brokers, dealers and clearing firms	114,503	
Prepaid income taxes	7,966	
Increase (decrease) in:		
Commissions payable	156,721	
Pension payable	13,581	
Income tax payable	490	
Total adjustments		241,683
Net cash provided by provided by (used in) operating activities		252,661
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash		252,661
Cash at beginning of year		260,724
Cash at end of year		$ 513,385

Supplemental disclosures of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Montrose Securities International ("the Company") was incorporated in California on November 22, 1993. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority and the Securities Investors Protection Corporation.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company deals in international and domestic equities. The Company maintains correspondent brokerage relationship with several broker/dealers.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Montrose Securities International
Notes to Financial Statements
October 31, 2007

Note 2: CASH IN RESERVE

Cash of $138,978 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See Schedule II).

Note 3: FURNITURE & EQUIPMENT, NET

Furniture and furniture consists of the following:

		Depreciable Life Years
Furniture	$ 40,999	7
Computers and software	35,413	5
Office equipment	10,599	5
	87,011	
Accumulated depreciation	(84,804)	
Total equipment and furniture, net	$ 2,207	

Depreciation expense for the year ended October 31, 2007, was $839.

Note 4: INCOME TAX PROVISION

For the year ended October 31, 2007, the Company recorded the following tax provision.

Current Federal Taxes	$ 4,577
Current State Taxes	2,688
Total income tax provision	$ 7,265

Note 5: PENSION PLAN

The Company maintains a section 412 (i) qualified defined benefit plan. This is often referred to as a "fully insured retirement plan." All employees are eligible for the plan after working for one (1) year, if they are over 21 years old, and they are not part of a collective bargaining unit or a resident alien. Under this plan the Company is allowed to "carve out" employees, in a non–discriminatory fashion, from participating in the plan. Plan assets must be maintained in either life insurance or fixed annuities/contracts and have an IRS letter of determination. For the year ended October 31, 2007, the Company will made a contribution of $309,264 to the plan.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space in San Francisco, California under a sixty (60) month operating lease expiring July 31, 2008. Future minimum lease expenses are as follows:

Year Ending October 31,	
2008	$ 48,681
2009 and thereafter	-
	$ 48,681

Rent expense for the year ending October 31, 2007,was $68,701.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended October 31, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company maintains a commission recapture/rebate program. Under this program the Company rebates a portion of its commission income back to its customer.

Note 7: RELATED PARTY TRANSACTIONS

The Company shares facilities with Montrose Asset Management ("Montrose"), which shares common ownership with the Company. The Company pays certain operating expenses relating to the rental of office space and various equipment on behalf of Montrose.

Montrose has performed consulting services for the Company and at October 31, 2007, has been paid $318,000 for those services.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48") "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements. The statement defines fair value, establishes a framework for measuring

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 10: NET CAPITAL REQUIREMENTS

Montrose Securities International
Notes to Financial Statements
October 31, 2007

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2007, the Company had net capital of $356,205, which was $106,205 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($523,526) to net capital was 1.47 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $492 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 356,697
Adjustments:		
Retained earnings	$ (9,695)	
Non-allowable assets	9,204	
Rounding	(1)	
Total adjustments		(492)
Net capital per audited statements		$ 356,205

Montrose Securities International
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of October 31, 2007

Computation of net capital		
Common stock	$ 30,000	
Retained earnings	333,942	
Total stockholder's equity		$ 363,942
Less: Non–allowable assets		
Equipment and furniture, net	(2,207)	
Deposits	(5,035)	
Prepaid income taxes	(495)	
Total non–allowable assets		(7,737)
Net capital		356,205
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 34,902	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		(250,000)
Excess net capital		$ 106,205
Ratio of aggregate indebtedness to net capital	1.47: 1	

There is a $492 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 11.

See independent auditor's report.

Montrose Securities International
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of October 31, 2007

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ –
Customers' securities failed to receive	–
Total credits	$ –
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	–
Failed to deliver of customers' securities not older than 30 calendar days	–
Total debits	–
Reserve Computation	
Excess of total credits over total debits	$ –
Reserve required at 105%	$ –
Amount held on deposit in reserve account at October 31, 2007	$ 138,978
Deposit (withdrawal) after year end	–
Amount in reserve account	$ 138,978

There is no material difference between reserve requirements here and reserve requirements as calculated by the Company.

See independent auditor's report.

Montrose Securities International
Schedule III-Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of October 31, 2007

A computation of reserve requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii). However, for purposes of presentation, the Company has included a Schedule II – Computation for Determination of Reserve to highlight the amount held on deposit in the reserve account.

See independent auditor's report.

Montrose Securities International
Schedule IV-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of October 31, 2007

Information relating to possession or control requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Montrose Securities International

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended October 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Montrose Securities International:

In planning and performing our audit of the financial statements of Montrose Securities International (the Company), as of and for the year ended October 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 28, 2007

END